

Mail Stop 4720

January 11, 2016

<u>Via E-mail</u>
Derek Small
Chief Executive Officer and President
Assembly Biosciences, Inc.
101 Sixth Avenue, Ninth Floor
New York, NY 10013

> **Re: Assembly Biosciences, Inc.
> Registration Statement on Form S-3
> Filed December 30, 2015
> File No. 333-208806**

Dear Mr. Small:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Derek Small
Assembly Biosciences, Inc.
January 11, 2016
Page 2

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

Please contact Irene J. Paik at 202-551-6553, Christian Windsor at 202-551-3419 or me at 202-551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        David Barrett, Chief Financial Officer and Chief Operating Officer
        Mitch S. Bloom, Goodwin Procter LLP
        Maggie L. Wong, Goodwin Procter LLP